Asian Infrastructure Investment Bank

B-9 Financial Street, Xicheng District

Beijing 100033

People’s Republic of China

May 11, 2020

Via EDGAR

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Asian Infrastructure Investment Bank –
Registration Statement under Schedule B (File No. 333-237320)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Asian Infrastructure Investment Bank hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on Monday, May 11, 2020 or as soon thereafter as practicable.

Very truly yours,

/s/ Andrew Cross

Andrew Cross

Chief Financial Officer

cc:	Corey Jennings
(Securities and Exchange Commission)

Christopher Smith
(Asian Infrastructure Investment Bank)

Robert S. Risoleo
Paul J. McElroy
(Sullivan & Cromwell LLP)